

November 7, 2023

Domenic Fontana
Chief Financial Officer
Good Gaming, Inc.
415 McFarlan Road, Suite 108
Kennett Square, PA 19348

      Re: Good Gaming, Inc.
          Form 10-K and Form 10-K/A for the fiscal year ended December 31, 2022
          File No. 000-53949

Dear Domenic Fontana:

    We have reviewed your amended Form 10-K and have the following comment.

    Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

    After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 26, 2023 letter.

Form 10-K/A for the fiscal year ended December 31, 2022

General

1.   We note that your amended Form 10-K includes only the revised report of your independent registered public accounting firm without the corresponding financial statements. Please file an amended Form 10-K to include the entire Item 8 requirements (i.e. report of your independent public accounting firm and the full set of financial statements) as required by Exchange Act Rule 12b-15. Note that the amended filing is to be accompanied by all certifications, updated as appropriate. In addition, considering the Form 10-K is forward incorporated into your Form S-8 filing, as previously requested, ensure that your amendment includes a consent from your independent registered public accounting firm.

Please contact Chen Chen at 202-551-7351 or Kathleen Collins at 202-551-3499 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Technology